ALSTON&BIRD LLP

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

May 2, 2014

VIA

EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A – Inflation Hedges Strategy Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Inflation Hedges Strategy Fund (the “Fund”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(1) thereunder, is a copy of Post-Effective Amendment No. 151 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 151”).  Post-Effective Amendment No. 151 is being filed for the purpose of modifiying the Fund’s investment strategy by increasing the Fund’s ability to invest in master limited partnerships (“MLPs”).

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/  David J. Baum

David J. Baum

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